Exhibit 12.1

Legacy Reserves LP

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Income (loss) before income taxes	$(34,623)	$69,733	$73,091	$11,346	$(92,277)
Equity in (income) loss of equity method investee	(559)	(111)	(138)	(97)	(31)
Distributed income of equity method investee	861	—	—	—	—
Income (loss) from operations before income taxes	$(34,321)	$69,622	$72,953	$11,249	$(92,308)

Fixed Charges

Interest expensed	$51,097	$21,140	$18,981	$16,415	$15,366
Amortization of debt issuance costs	3,780	1,626	1,528	2,023	1,646
Estimated portion of rental expense attributable to interest	231	148	134	112	59
Total fixed charges	$55,108	$22,914	$20,643	$18,550	$17,071

Earnings available for fixed charges	$20,787	$92,536	$93,596	$29,799	$(75,237)

Ratio of earnings to fixed charges	(1)	4.04x	4.53x	1.61x	(2)

(1)     Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $34.321 million

(2)     Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $92.308 million